David Edgar	September 4, 2009
Staff Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Hauppauge Digital, Inc.
Form 10-K for the fiscal year ended September 30, 2008 filed on January 13, 2009
Form 10-Q for the Quarterly period ended June 30, 2009 filed on August 14, 2009

Dear Mr. Edgar:

Enclosed are the Company’s responses to the questions and comments contained in your August 25, 2009 letter.  The responses in the enclosed letter are numbered to correspond with the numbered comments per your letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

SEC Comment #1:

Inventory Obsolescence and Reserves, page 54

1.
We note in your disclosure here and in your schedule of valuation and qualifying accounts on page F-30 that you record inventory reserves for obsolescence and slow moving inventory.  Tell us how you considered the guidance in Chapter 4 footnote 2 of ARB 43 and SAB Topic 5BB, which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Please clarify how your accounting method establishes a new cost basis for your inventory and why you believe including this reserve as a valuation and qualifying account is appropriate.

Hauppauge Digital Inc.  response:

The Company reviews the movement of its inventory on a quarterly basis.   The liquidation of inventory is evaluated on a product by product basis.   The Company policy is that inventory whose  turn rate is 18  months or more is subject to a reserve.   The addition to the reserve is charged to cost of sales in the current period and the allowance is increased.  It has been the experience of the Company to have slow moving product still selling  at its normal gross margin.  While the product is still maintaining its normal gross profit, it has been the policy of the Company not to write down the cost of the specific product until:

a.	the inventory turn for the product reaches 36 months
b.	the gross profit margin becomes impaired

Once these two conditions happen, the Company writes down the value of the specific product against the inventory obsolescence reserve and a new cost basis for the specific item is established.

ARB 43, Chapter 4, Statement 5 , specifies that: "[a] departure from the cost basis of pricing the inventory is required when the utility of the goods is no longer as great as its cost. Where there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly designated as market."

Footnote 2 to that same chapter indicates that "[i]n the case of goods which have been written down below cost at the close of a fiscal period, such reduced amount is to be considered the cost for subsequent accounting purposes."

It is the opinion of  the Company that as long as the slow moving items sell at their normal gross profit, the utility of the goods are greater than their cost, and no write down to the specific item is required.  In  the place of a direct write down, the Company creates a valuation allowance as a reserve against the potential decline of the gross profit or complete end of the product’s life.   When the product inventory turns exceed 36 months and the gross profit margin becomes impaired, the Company writes the specific inventory item down against the inventory reserve.

The Company believes that the inventory obsolescence procedures which sets guidelines for when an inventory reserve is required and when a direct write down of a specific item is required  is appropriate.

SEC Comment #2

Item 9A (T). Controls and Procedures

Disclosure Controls and Procedures, page 56

2.
You state that your Principal Executive Officer and Principal Financial Officer concluded that, as of September 30, 2008, your “disclosure controls and procedures were effective with respect to the recording, processing, summarizing and reporting on a timely basis the information that is required to be disclosed in the reports that [you] file or submit under the Exchange Act of 1934.” These effectiveness conclusions are stated in terms that are more limited in scope than the definition of “disclosure controls and procedures” as set forth in Exchange Act Rule 13a-15(e).  In your response letter, please confirm, if true, that your officers evaluated and concluded that as of September 30, 2008, your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusions, please include the entire definition as set forth in Exchange Act Rule 13a-15(e).

Hauppauge Digital Inc.  response:

The Company confirms that as of September 30, 2008, its principal executive officer and principal financial officer concluded that its disclosure controls and procedures were designed and were effective to ensure that the information required to be disclosed by the Company was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act was accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

In future filings with the Commission that require disclosure under Item 307 of Regulation S-K and Rule 13a-15(e) of the Exchange Act, the Company intends to include the following disclosure:

"Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in paragraph (e) of Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934) as of the end of the period covered by this [Annual Report on Form 10-K][Quarterly Report on Form 10-Q], have concluded that, based on such evaluation, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this [Annual Report on Form 10-K][Quarterly Report on Form 10-Q] was being prepared."

Form 10-Q for the Quarterly Period Ended June 30, 2009

SEC Comment #3

Consolidated Financial Statements

Consolidated Balance Sheet, page 4

1.
We note that, based on the balances of your deferred tax assets, there appears to have been no adjustment to your  valuation allowance during the nine months ended June 30, 2009.  We further note that your loss before taxes for the nine months ended June 30, 2009 combined with your income (loss) before taxes in 2007 and 2008 equates to a cumulative loss before taxes of approximately $4.7 million. Tell us how you considered the guidance in paragraphs 20-25 of SFAS 109 in assessing the realizability of your deferred tax assets, including how you formed a conclusion that a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent periods. Also, tell us why you believe your MD&A disclosures regarding the possible impact of any future change in your assessment of the realizability of deferred tax assets is adequate. Refer to Section III.B.3 of SEC Release 33-8350.

Hauppauge Digital Inc.  response:

The deferred tax assets and the  tax valuation allowance is primarily  attributable to the Company’s Hauppauge Computer Works Inc.  domestic subsidiary, as any deferred tax assets (mostly net operating losses)  related to our foreign operations are fully reserved for as they are not considered realizable by the Company.   Per paragraph 24 of SFAS 109, the Company  evaluated the following positive evidence on  whether an allowance was required the Company looked at the following  information:

a.	The Company’s domestic operations had taxable income of $4,500,000, $2,700,000, $1,400,000 in 2007, 2006, and 2005.

b.	The profit for these years allowed the Company to utilize $8,600,000 of net operating loss carry forwards.

c.	For the nine months ended June 30, 2009, the Company’s domestic operation had net income before taxes of $95,645.

d.	The Company has a history of utilizing their tax loss and tax credit carry forwards before they expired.

e.	The remaining deferred tax assets consist of temporary differences, which are not tied to net operating losses, which do not expire.

f.	The Company has had four out of five years of consolidated taxable income and three out of four years of domestic taxable income.

g.
Based on the Company’s forecasts for the fourth quarter of fiscal 2009  and  fiscal 2010, the Company estimated that their domestic operation would have a net income of $340K  for fiscal 2009 and $2.7 million for fiscal 2010.

h.
The Company acquired the product line of a competitor at the end of December 2008. The Company expects this acquisition to incrementally add to sales in future periods without significant increases to expenses.

Per paragraph 23 of SFAS 109,   on the negative side the Company had a consolidated pretax loss for fiscal 2008 of $3,325,000 and the Company’s domestic operations had a pretax loss of $1,395,000. The domestic loss was attributable to the loss of a significant customer,  CompUSA  to bankruptcy, the  financial difficulties of  another significant customer,  Circuit City,  leading up to its bankruptcy, the reduction of business with a major computers system manufacturer and the overall weak business climate caused by the worldwide recession.   The Company instituted a program of costs reductions  in response to the  decline in business,  which has take time to be completed in order for the Company to achieve the full benefits of the reductions.

In making its decision not to increase the allowance,  the Company considered the relative impact of negative and positive evidence stated above.  The preponderance of positive evidence compared to the minimal appearance of negative evidence led  the Company to conclude that the net deferred tax asset is realizable and the  partial valuation  allowance is  appropriate as reported.

In response to your question on why we believe our MD&A disclosures are adequate, the Company will include the following in our Critical Accounting Policies and Estimates section of our MD&A in future filings:

Income Taxes:

We evaluate whether a valuation allowance related to our deferred tax assets is required each reporting period. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized. In evaluating our ability to realize our deferred tax assets we considered all available positive and negative evidence, including our past operating results and our forecast of future taxable income.

Notes Consolidated Financial Statements

SEC Comment #4

Note 5. Accumulated Other Comprehensive Loss, page 11

2.
We note that you have open forward exchange contracts as of June 30, 2009. We further note that in your Form 10-K for the Fiscal Year Ended September 30, 2008, you provided the aggregate amount of forward contracts outstanding and the expected duration of such contracts, however, we were unable to locate similar disclosures in your Form 10-Q. Tell us how you considered the disclosure guidance of SFAS 133, as amended by SFAS 161, as it relates to interim periods.

Hauppauge Digital Inc.  response:

Under  the Company’s Summary of  Significant Accounting Policies on its Form 10-K for  the fiscal year ended September 30, 2008,  the Company disclosed the  detailed information required under SFAS 133, as amended by SFAS 161.  For the interim period ended June 30, 2009 there were no changes to the Company’s policy as it pertains to the accounting for its forward contracts. Due to the lack of any changes to its policy and the significant decline in the Company’s forward contracts outstanding  (see discussion below) the Company did not include all of the detailed disclosures required by the literature referred to above.

As of September 30, 2008  the  Company had open  forward contracts  worth  approximately   $14,359,000. These contracts expired  monthly, starting with October 2008 and ending  in February 2009.

As of June 30, 2009  the amount and materiality of the open contracts decreased significantly from September 30, 2008.   On  June 30, 2009 the  Company had open  forward contracts  worth  about  $1,368,000. These contracts expired in July and August 2009.

The decision to exclude the foreign contracts outstanding was based on the change in materiality factor of the contracts outstanding from September 30, 2008  as compared of June 30, 2009.

In the future the Company  will  include the foreign contracts outstanding when  material   to ensure full compliance with the above mentioned literature.

Hauppauge Digital Inc. acknowledges that the adequacy and accuracy of the disclosures in the filing is the responsibility of the registrant. The registrant acknowledges that staff comments or changes in response to staff comments to the disclosures in Form 10-K and in Form 10-Q do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.